# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RedCloud Holdings plc, CIK 0002027360
CUSIP: G71115102
Title of class of securities: Ordinary Shares, par value (pound) 0.002 per share
Address of issuer's principal executive offices: 167-169 Great Portland Street, 5th Floor, London, United Kingdom (X0), W1W 5PF
Date of event which requires filing of this statement: 10/28/2026
Filed by CIK 0002070781
Persons authorized to receive notices and communications: Byland Christina Elisabeth, 167-169 Great Portland Street,, 5th Floor,, London, United Kingdom (X0), W1W 5PF, 44 (0) 207 754 3735

## Reporting persons
- Byland Christina Elisabeth (CIK 0002070781): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: personal funds (PF); sole voting power 59,146,907; shared voting power 0; sole dispositive power 59,146,907; shared dispositive power 0; aggregate amount beneficially owned 59,146,907 (68.81% of the class)
  Comment: (1) Of the 59,146,907 ordinary shares reported as beneficially owned with sole voting and dispositive power, 9,200,000 ordinary shares are not included, as such ordinary shares are issuable upon exercise of warrants for the purchase of ordinary shares, each of which are not currently exercisable due to certain beneficial ownership limitations. (2) Row 13 is calculated based on 85,956,495 ordinary shares outstanding as of October 27, 2026

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value (pound) 0.002 per share
Name of issuer: RedCloud Holdings plc
Address of issuer's principal executive offices: 167-169 Great Portland Street, 5th Floor, London, United Kingdom (X0), W1W 5PF
Comment: EXPLANATORY NOTE: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is filed to amend the Schedule 13D filed by the Reporting Person with the U.S. Securities and Exchange Commission on June 26, 2025 (the "Initial Schedule 13D," together with Amendments No. 1 and No. 2, the "Schedule 13D"). This Amendment No. 3 supplements and amends the Schedule 13D as specifically set forth herein. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Christina Byland (the "Reporting Person"). The Reporting Person is a shareholder of the Issuer.
Residence or business address: The address of the principal office of the Reporting Person is 167-169 Great Portland Street, 5th Floor, London, W1W 5PF, United Kingdom.
Present principal occupation or employment: Retired.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Switzerland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented with the following: The aggregate subscription price of $7,500,000 paid by the Reporting Person to purchase 30,000,000 ordinary shares in the Issuer's private placement offering, which was consummated on October 28, 2026, was derived from the offsetting of financial liabilities of the Issuer owed to the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: Reporting Person has no current plans relating to (a) through (j) of Item 4. The Reporting Person may, at any time and from time to time, review or reconsider her position and/or change her purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See row 7 through 13 of the cover pages to this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: See row 7 through 13 of the cover pages to this Schedule 13D.
Transactions in the class effected during the past sixty days: The Reporting Person was issued 4,870,609 warrants to purchase up to 4,870,609 ordinary shares by the Issuer on May 16, 2026 in connection with the receipt of shareholder approval by the Issuer to issue the deferred warrants from the July 2025 private placement transaction to the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Please see section "Major Shareholders and Related Party Transactions" of the Annual Report on Form 20-F, as amended, which was initially filed with the Securities and Exchange Commission on May 15, 2026. Except as described herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

## Signatures
- Byland Christina Elisabeth: /s/ Byland Christina Elisabeth, Individual (10/28/2026)